SO 3/22/05

SECURITI 05039820)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-065853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Run LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 5330
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Siegler 206-260-2610 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4th Avenue, Suite 2900 (Address) Seattle (City) WA (State) 98154 (Zip Code)

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05 S.S

OATH OR AFFIRMATION

I, John C. Siegler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Run LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

TERESA A MCINTYRE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 07-21-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Capital Run LLC

We have audited the accompanying statement of financial condition of Capital Run LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Run LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 28, 2005

ASSETS

Cash	$	108,957
Accounts receivable		78,731
Prepaid expenses		14,619
Furniture and equipment		31,084
	$	233,391

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	50,518
COMMITMENTS (Note 3)		
MEMBERS' EQUITY		182,873
	$	233,391

CAPITAL RUN LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Success fees	$ 1,633,400
Retainer fees	547,000
Advisory fees	260,000
Expense reimbursement income	147,029
Other	92,006
	2,679,435
EXPENSES	
Salaries	964,784
Travel and entertainment	410,196
Rent	143,266
Payroll taxes and benefits	140,682
Office	114,630
Professional fees	49,106
Communication	29,439
Other	21,794
	1,873,897
NET INCOME	$ 805,538

See accompanying notes.

BALANCE, December 31, 2003	$	167,464
Net income		805,538
Distributions		(790,129)
BALANCE, December 31, 2004	$	182,873

See accompanying notes.

CAPITAL RUN LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	805,538
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:		
Depreciation and amortization expense		(6,721)
Changes in assets and liabilities		
Accounts receivable		(33,731)
Prepaid expenses		(2,719)
Accounts payable		37,188
		799,555
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions		(790,129)
NET CHANGE IN CASH		9,426
CASH BALANCE		
Beginning of year		99,531
End of year	$	108,957

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - Capital Run LLC (the Company), a Washington Limited Liability Company, is a broker and dealer specializing in mergers and acquisitions, private placements and capital formation services to small and medium-sized businesses. The securities are offered to a limited number of accredited investors pursuant to exemptions from State and Federal registration provided by Regulation D under the Securities Act of 1933. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company was formed on February 28, 2003. The Company's sole member, Capital Run Holdings LLC, held all 1,000 units of the Company. On October 1, 2003, the Company entered into a unit purchase agreement with Pacific Capital Partners, LLC (PCP) whereby PCP received 1,000 units and a 50% interest in the Company.

Revenue Recognition - The Company solicits investors, buyers and sellers on a "best efforts" basis. Service fees are recorded when earned based on a percentage of the gross amount of each placement or of the transaction value of the business being bought or sold. Additionally, the Company earns fixed retainer and advisory fees. In certain circumstances, the Company may receive warrants to purchase an issuing company's shares. As of December 31, 2004, the Company has not received any such warrants. Reimbursable costs are recorded as incurred. Subsequent reimbursements are recognized as revenue when due.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture and Equipment - Furniture and equipment contributed by Capital Run Holdings LLC is stated at cost and depreciation is computed on a straight-line basis using estimated useful lives of three to ten years. Expenditures for maintenance and repairs are expensed as incurred.

Federal Income Tax - The Company has elected to be a limited liability company for tax purposes and its income or loss is included in the personal tax returns of its members.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital as follows:

Net capital	$ 58,439
Excess in net capital	$ 53,439
Percentage of aggregate indebtedness to net capital	86%

Note 3 - Commitments

The Company's offices are rented under a non-cancelable lease agreement expiring March 2006. The future minimum rental payments are:

Fiscal Year Ending	
2005	$ 140,148
2006	35,037
	$ 175,185

Rent expense was $143,266 for the fiscal year ended December 31, 2004.

Note 4 - Employee Benefit Plan

The Company maintains a 401(k) defined contribution retirement plan (the plan) covering substantially all employees. The Company makes a non-elective contribution of 3% of each eligible employee's compensation. The Company incurred $30,695 of expense for the year ended December 31, 2004 related to the employee benefit plan.

Note 5 - Major Customers

At December 31, 2004, three customers account for approximately 68% of the Company's total revenues.

Note 6 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Members' equity	$	182,873
Deductions		
Unsecured receivables, furniture, equipment, and other assets		124,434
Net capital	$	58,439

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	50,518

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		86%
Ratio of aggregate indebtedness to net capital		.86 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2004, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Capital Run LLC

In planning and performing our audit of the financial statements of Capital Run LLC (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
January 28, 2005